DELTA MUTUAL, INC.
111 North Branch Street
Sellersville, PA 18960

December 4, 2008

Mr. Adam Phippen
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:	Delta Mutual, Inc. Item 4.02 Form 8-K Filed November 20, 2008 File No. 000-30563

Dear Mr. Phippen:

Delta Mutual, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission (“Commission”) under date of November 24, 2008. As requested in such letter, the Company herewith provides the response to the questions raised by staff. For convenience, the comment is repeated below, followed by the Company's response.

Form 8-K

SEC COMMENT 1:    Please specifically state whether the financial statements identified should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

COMPANY RESPONSE:

The Company has filed an Amendment to its Current Report on Form 8-K originally filed November 20, 2008 (the “Amended 8-K”), which specifically states that the financial statements previously filed with the Commission included in our Current Report on Form 8-K/A reflecting the acquisition on March 4, 2008 of Altony S.A., as filed with the Commission on August 20, 2008, our Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31 and June 30, 2008 should not be relied upon.

SEC COMMENT 2:    Please provide a more detailed description of the nature of the restatements. Refer to Item 4.02(a)(2) of Form 8-K.

COMPANY RESPONSE:

The Amended 8-K provides the following discussion of the restatement of certain of the Company’s historical financial statements.

As originally filed, the shell public company was consolidated with the acquirer as of December 31, 2007. For accounting purposes, the consolidation of the two entities should be accounted for as of March 4, 2008, when the reverse acquisition became effective. For accounting purposes, the transaction was treated as a recapitalization of the Company with Altony S.A. as the acquirer. The financial statements will show a retroactive restatement of Altony S.A.’s historical stockholders’ equity to reflect the equivalent number of shares issued to the owner of the subsidiary. The financial statements as of December 31, 2007 will be restated to reflect the above.

SEC COMMENT 3: Please tell us whether you intend to file restated financial statements. If so, tell us how and when you will do so.

COMPANY RESPONSE:

We intend to file restated financial statements. The first amendment to Form 8-K/A, as originally filed with the Commission on August 19, 2008 will be filed on/about December 5, 2008. The amended and restated Form 10-QSB for the quarterly period ended March 31, 2008 will be filed on/about December 8, 2008 and the amended and restated Form 10-Q for the quarterly period ended June 30, 2008 will be filed on/about December 10, 2008.

SEC COMMENT 4: Please tell us whether you intend to reconsider the adequacy of your previous disclosure regarding the effectiveness of your disclosure controls and procedures in light of the error. Also tell us whether you intend to revise your disclosure and describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. If your certifying officers’ conclude that your disclosure controls and procedures are effective despite the restatement, please describe the basis for the officers’ conclusions. See Item 307 of Regulation S-K.

COMPANY RESPONSE:

In accordance with §240.13a-14(c) of the General Rules and Regulations, Securities Exchange Act of 1934, for purposes of the certification rules applicable to filings under Section 13 of the Exchange Act, "disclosure controls and procedures" are defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company believes its “disclosure controls and procedures” as so defined are effective. The error leading to the restatement of our Form 8-K/A for the financial statements for Altony, S.A. for the year ended December 31, 2007 and our Form 10-Q’s for the quarterly periods ended March 31 and June 30, 2008, was an error in the application of the accounting rules relating to reverse acquisitions, and was not due to our internal failure to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The undersigned, Malcolm W. Sherman, the Principal Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

DELTA MUTUAL, INC.

By: /s/ Malcolm W. Sherman
Malcolm W. Sherman
Executive Vice President